Seward & Kissel LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

www.sewkis.com

August 19, 2021

Via EDGAR CORRESPONDENCE

Mr. Sonny Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	AB Cap Fund, Inc.
Post-Effective Amendment No. 285
File Nos. 2-9901 and 811-01716

Dear Mr. Oh:

This letter responds to additional comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding (1) the above-referenced post-effective amendment to the registration statement filed on June 24, 2021 (the “Post-Effective Amendment”), on Form N-1A for AB Sustainable US Thematic Portfolio (“Fund”), a series of AB Cap Fund, Inc. (“Registrant”), and (2) Registrant’s initial response letter to Staff comments on the Post-Effective Amendment, which was filed via EDGAR correspondence on August 13, 2021 (“Initial Letter”). You provided additional Staff comments to me by telephone on August 17, 2021.

The Staff’s comments and our responses thereto on behalf of the Registrant and the Fund are set forth below. The changes to the Fund’s Prospectus referenced in the responses are indicated in the attachment to this letter and will be reflected in Rule 497 filings.

Prospectus

Comment 1:	Confirm that all exhibits will be filed prior to the effectiveness of the Post-Effective Amendment.

Response:	Registrant confirms all exhibits will be filed in a post-effective amendment prior to the effectiveness of the Post-Effective Amendment.

Comment 2:	The Staff reiterates Comment 6 from the Initial Letter. Specifically, the Fund’s sustainability criteria described in the first paragraph under “Principal Strategies” remains unclear and needs to be better defined, in particular (1) the reference to business activities the Adviser believes position the issuer to “benefit from” certain sustainable investment themes, and (2) the reference to sustainability criteria in the Fund’s 80% investment policy. Furthermore, the connection between the SDGs and the Fund’s sustainable investment themes needs to be better explained. In addition, the Staff notes that disclosure indicating that the sustainable investment themes may change over time has been proposed to be deleted yet the response to Comment 6 in the Initial Letter states that the themes may in fact change; this disclosure should be added to the prospectus with a description as to what may cause the Fund to change the investment themes.

Response:	The first sentence, as stated, accurately describes a key element of the core investment strategy of the Fund: identification of companies that engage in activities or produce products that position the companies to benefit from the sustainable investment themes identified by the Fund (e.g., a company that manufactures medical equipment used for cancer patients stands to benefit from efforts to treat cancer, thereby fitting within the Fund’s Health theme). Registrant believes that materially changing this description may therefore be misleading. Registrant notes that similar disclosure was recently added to the prospectus for AB Sustainable Thematic Credit Portfolio, specifically in response to a Staff comment on Post-Effective Amendment No. 204 for AB Bond Fund, Inc., AB Sustainable Thematic Credit Portfolio. See AB Bond Fund, Inc., EDGAR Correspondence, Accession No. 0000919574-21-003014 (April 16, 2021).

Registrant, however, will revise the disclosure in the first paragraph to clarify that the Fund’s sustainable investment themes may align with one or more SDGs and that the sustainability criteria cited in the 80% investment policy are described in the immediately preceding disclosure, which references sustainable investment themes. Furthermore, disclosure will be added to the section “Additional Information About the Fund’s Strategies, Risks and Investments – Sustainable Investment Themes” to clarify how specific SDGs relate to the corresponding sustainable investment themes of the Fund.

Lastly, Registrant indicated in the Initial Letter that changes in the Fund’s investment themes would be infrequent. The reasons for such a future change are indeterminate at this time. While such changes could include changes to the SDGs, it is not possible to predict other developments that may cause the themes to change. Registrant believes inclusion of such general information would not convey material information and notes that a change in investment themes may require amended prospectus disclosure.

Comment 3:	In response to Comment 9 and Comment 11 in the Initial Letter, Registrant proposed to add disclosure that references the Adviser’s “internal research and analysis” to describe its process for identifying securities that fit into the Fund’s sustainable investment themes and to explain its due diligence practices. The reference to internal research should be enhanced.

2

Response:	The Fund’s proposed disclosure makes clear that the Adviser relies on internal research (as opposed to, for example, third party ESG scoring systems) for its sustainability assessment (which is proprietary). Registrant does not believe that further detail is required or necessary.

Comment 4:	In response to Comment 10 of the Initial Letter, the Fund proposed to include a list of particular ESG factors, but the disclosure does not explain how such factors are applied in the ESG analysis.

Response:	Registrant will add disclosure to clarify that the Adviser’s evaluation of ESG factors focuses on the risks of such factors to the company.

Registrant notes that the ESG analysis is just one aspect of the Adviser’s bottom-up analysis, and the Fund’s disclosure does not suggest that the ESG aspect is being prioritized above other factors. For example, the Adviser discloses that it also focuses on earnings growth, valuation and the quality of a company’s management. The proposed disclosure referenced in the Initial Letter includes specific ESG factors that may be considered and explains that such factors vary across companies and industries. For this reason, the Fund believes it is neither practical nor necessary to explain how the factors may be specifically considered, as certain factors may or may not be relevant in any particular case and because ESG factors are considered along with other traditional factors referenced above.

Comment 5:	Registrant proposed to add disclosure under “Additional Information About the Fund’s Strategies, Risks and Investments – Sustainable Investment Themes” that provides examples of companies that fit into the Fund’s various investment themes. The disclosure, however, does not clearly explain the criteria for a company to qualify as a particular type of company under a sustainable investment theme – e.g., the use of a revenue threshold to indicate that a company qualifies as a health care company for the Fund’s Health theme.

Response:	Under the Adviser’s criteria, at least 25% of a company’s revenues must be attributable to sustainable activities or products related to an investment theme, but many companies in the Fund’s investment universe and portfolio holdings will significantly exceed this minimum baseline. Registrant believes that prospectus disclosure of the minimum threshold (even with qualifying disclosure) could misleadingly suggest that most companies are at or near this revenue threshold, and, for this reason, the Registrant will not include such disclosure. Registrant notes that such disclosure is not required and believes such disclosure is not material.

* * *

3

Registrant will make the additional changes described in this letter and believes that the disclosure complies with requirements under Form N-1A and the federal securities laws related to full and fair disclosure of information.

If you have any additional comments or questions, please contact Paul M. Miller or the undersigned at (202) 737-8833.

Sincerely,

/s/ Lancelot A. King
Lancelot A. King

cc:	Emilie D. Wrapp, Esq.
Eric C. Freed, Esq.
Paul M. Miller, Esq.